FILED BY CASCADE FINANCIAL CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: CASCADE FINANCIAL CORPORATION
COMMISSION FILE NO.: 0-25286

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements herein contained are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). This statement is included for the express purpose of availing Cascade Financial Corporation (“Cascade”) of the protections of the safe harbor provisions of the PSLRA. The forward-looking statements contained herein are subject to factors, risks and uncertainties that may cause actual results to differ materially from those projected. The following items are among the factors that could cause actual results to differ materially from the forward-looking statements: general economic conditions, including their impact on capital expenditures; business conditions in the banking industry; recent world events and their impact on interest rates, businesses and customers; the regulatory environment; new legislation; vendor quality and efficiency; employee retention factors; rapidly changing technology and evolving banking industry standards; increased competition with community, regional and national financial institutions; fluctuating interest-rate environments; higher-than-expected loan delinquencies; and similar matters. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only at the date of this release. Cascade undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this release. Readers should carefully review the risk factors described in this and other documents Cascade files from time to time with the Securities and Exchange Commission.

ADDITIONAL INFORMATION

This communication relates to the Agreement and Plan of Merger with Cascade Financial Corporation (“Cascade”). Shareholders of Issaquah Bancshares, Inc. (“Issaquah”) are advised to read the DEFINITIVE PROXY STATEMENT/PROSPECTUS FOR THE SPECIAL MEETING IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Shareholders of Issaquah and other interested parties may obtain, upon filing, free of charge, copies of the proxy statement/prospectus and any other relevant documents filed by Cascade with the SEC at the SEC’s website at www.sec.gov.

The Agreement and Plan of Merger for Cascade’s acquisition of Issaquah was filed by Cascade under cover of Form 8-K on February 12, 2004, and is incorporated herein by this reference.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Press release issued by Cascade Financial Corporation on February 11, 2004.

•	Investor Conference Materials.

THE FOLLOWING PRESS RELEASE WAS ISSUED BY CASCADE FINANCIAL CORPORATION ON FEBRUARY 11, 2004, TO ANNOUNCE THE EXECUTION OF AN AGREEMENT AND PLAN OF MERGER.

Exhibit 99

The Cereghino Group Corporate Investor Relations Becky Pendleton Reid 206.762.0993 www.stockvalues.com NEWS RELEASE
Contacts:	Carol K. Nelson, CEO Lars Johnson, CFO 425.339.5500 www.cascadebank.com

CASCADE FINANCIAL TO ACQUIRE ISSAQUAH BANCSHARES

EVERETT, WA — February 11, 2004 — Cascade Financial Corporation (Nasdaq: CASB)(“Cascade”), parent company of Cascade Bank, today announced it is increasing its presence in the fast-growing Issaquah market. Cascade has signed a definitive agreement to acquire closely held Issaquah Bancshares Inc., (“Issaquah”), a $128 million asset institution and parent of Issaquah Bank, in a stock and cash transaction valued at approximately $32 million. The transaction will increase Cascade’s assets to over $1 billion, from $885 million as of December 31, 2003, and increase its number of banking offices to 17.

The acquisition has been approved by the Boards of Directors of each company and is expected to be accretive to Cascade’s earnings in the first year following the closing of the transaction. Issaquah Bancshares operates banking offices in Issaquah and North Bend, Washington. Upon completion of the merger, Issaquah Bank will operate as a division of Cascade under the continuing leadership of Robert Ittes, Issaquah’s founder and Chief Executive Officer.

“We are very excited about the combination of our two companies as it enhances our commercial banking franchise and establishes us as the #1 independent bank in the attractive and growing Issaquah market. We expect the transition to be seamless and that Issaquah customers will continue to receive the same level of exceptional service that they have received from Issaquah Bank with the added benefit of new products and services from our broader product line and higher lending limits. We are delighted to welcome Issaquah Bank to the Cascade family,” said Carol K. Nelson, President and CEO of Cascade Financial. “Issaquah Bank brings a healthy share of a robust market, a solid commercial loan portfolio, a strong deposit base and attractive margins to our business mix.”

Upon completion of the merger, shareholders of Issaquah Bancshares will receive cash, shares of Cascade Financial common stock, or a combination of cash and stock in exchange for each share of Issaquah Bancshares common stock. Under the terms of the Agreement, Cascade will issue 1,188,268 shares of common stock and $9,192,105 in cash in the merger. The value of the consideration paid Issaquah shareholders will vary based on the average closing price of Cascade shares over the 20-day trading period ending three days prior to the closing date. The floor for the consideration is $64.50 based on an average CASB closing price of $14.44 and the ceiling is $85.50 based on the average CASB closing price of $21.66 per share. Issaquah shareholders will have the opportunity to choose cash, shares of Cascade common stock or a combination of cash and stock in exchange for each share of Issaquah common stock. To the extent that Cascade shares are received, the exchange is expected to be a tax-free transaction to the shareholder. “This merger of two community-oriented institutions represents a natural extension of our franchise and will give our combined company a stronger presence as a business and retail commercial bank in the growing Cascade foothills market along Interstate 90,” Nelson added. During the 1990s Issaquah’s population increased 44% and increased another 23% between 2000 and 2002 according to the Economic Development Council of Seattle and King County.

“Issaquah is home to a strong and growing community with convenient freeway access to Seattle and Bellevue. Microsoft has announced plans for a 2.95 million square-foot campus with 15 buildings,

(more)

CASB Announces Acquisition
February 11 2004

potentially accommodating 15,000 employees. In addition, Costco’s world headquarters and a stable retail base provide further support for the local economy’s above-average growth,” Nelson added.

“We believe that this transaction is an excellent opportunity for all of our stakeholders, including shareholders, customers, employees, and our entire community. We have built a great team at Issaquah and look forward to joining with the Cascade team in taking our performance to an even higher level,” said Robert Ittes, President and CEO of Issaquah. “We view Cascade as one of the premier banking organizations in this region. Our commitment to preserving our community bank atmosphere and high quality service will be enhanced by this merger. And, our customers will benefit from having access to a greater selection of services.”

At December 31, 2003, Issaquah had $127.6 million in assets, $87.9 million in its loan portfolio, and had only $413,000 of nonperforming loans. Issaquah has a loan loss reserve of $1.38 million, which is equal to 1.57% of gross loans.

The merger is subject to the approval of the shareholders of Issaquah, the receipt of necessary regulatory approvals, and other customary closing conditions. The merger is expected to be completed in the second calendar quarter of 2004.

A conference call to review the details of the transaction will be held on Thursday, February 12, 2004, at 8:00 a.m. PT. To listen to the call and to view the slide presentation that accompanies it, please visit www.cascadebank.com. Financial professionals are invited to participate in the call by dialing 303-262-2130. The call will also be available on replay at the bank’s website or by dialing 303-590-3000 call number 570387#.

About Cascade Financial

Established in 1916, Cascade Bank, the only operating subsidiary of Cascade Financial Corporation, is a state chartered commercial bank headquartered in Snohomish County, Washington. Cascade Bank operates 15 full service offices, located in Everett, Lynnwood, Marysville, Mukilteo, Smokey Point, Issaquah, Clearview, Woodinville, Lake Stevens and Bellevue. Cascades’ newest branch is scheduled to open in Snohomish in May 2004. In June 2003, Washington CEO magazine ranked Cascade Bank the number one medium sized “Best Companies to Work For” in Washington State.

About Issaquah Bank

Issaquah Bank is a community business bank dedicated to providing total relationship banking to small and medium sized businesses and their owners. The bank serves the Sammamish and Greater Snoqualmie Valleys. Much like the companies we serve, Issaquah Bank was founded and is managed by local entrepreneurs who understand the importance of a strong partnership between a business and its bank.

Forward-Looking Statements

This release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA), including statements about the financial condition of Issaquah Bank, ability to integrate following the merger, and earnings outlook of the integrated Company. The forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Those factors include, but are not limited to, regulatory and Issaquah Bancshares shareholder approval for the proposed transaction, the impact of the current national and regional economy on small business loan demand in the Puget Sound area, loan delinquency rates of Issaquah Bank and the Company, the bank’s ability to retain the Issaquah Bank customer base, interest rate movements and the impact on margins such movement may cause, changes in the demographic make-up of the Company’s market, fluctuation in demand for the Company’s products and services, the Company’s ability to attract and retain qualified people, competition with other banks and financial institutions, and other factors. For a discussion of factors that could cause actual results to differ, please see the Company’s reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission. Words such as “expected to be,” “anticipates,” “believes,” other similar expressions or future or conditional verbs such as “will,” “may,” and “should,” are intended to identify such forward-looking statements. Readers should not place undue reliance on the forward-looking statements, which reflect management’s view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. This statement is included for the express purpose of protecting the Company under PSLRA’s safe harbor provisions.

-0-

Note: Transmitted on Business Wire on February 11, 2004 at 1:xx p.m.

THE FOLLOWING DOCUMENT WAS PRESENTED AT AN INVESTOR CONFERENCE ON FEBRUARY 12, 2004, TO DISCUSS THE MERGER.

Teleconference Confirmation

Company ID: 3357	Reservation ID: 570387

Lori Williams
Cascade Financial Corporation
2828 Colby Avenue
Everett, WA, 98201
USA
Tel: 206-762-0993
Fax:
E-mail: loriw@stockvalues.com

Billing References:

     Not Provided

Conference Details:

Chairperson: Carol Nelson	Tel: 425-339-5500	Client ID: 129765
Reserved By: Lori Williams		Client ID: 129766

Conference Title:	Cascade Financial Corporation Conference Call
Type:	Elite
Frequency:	ONE-TIME
Date:	Thursday February 12 2004
Time:	8:00 (8:00AM) Pacific
Duration:	60 minutes
Lines:	15

Dial-in Numbers:

DIRECT	303-262-2125
DIRECT	303-262-2130

Conference Features:

☑ MUSIC	☑ NO ANNOUNCE	☑ BACK UP RECORD
☑ LISTEN ONLY	☑ Q & A	☑ RECORD 90
☑ REPLAY	☑ PARTICIPANT LIST	☑ MONITOR
☑ AUDIO STREAMING	☑ REGULAR MAIL

Please provide your participants with the dial in number(s).
For assistance from a co-ordinator during your conference, please press * followed by 0.

Global Excellence in Teleconferencing

www.acttel.com
Modified on: February 9 2004 17:35:38     By: Rebeka McLeod

V11.1.0.5

Reservation ID: 570387	Page 2 of 2

Enhanced Services:

CONFERENCE REPLAY

From:	Thursday, February 12, 2004	10:00 (10:00AM)	PT
To:	Thursday, February 19, 2004	23:59 (11:59PM)	PT

	Replay Features:	CALL COUNT
VOICE CAPTURE

Access #	Passcode:	Description

303-590-3000	570387#	Direct Dial

RECORDING

Type:	Record 90	Ship Method:	Regular Mail
Media Count:		Due to Customer:	Thursday, February 19, 2004
# of Copies:	1	Address:	5333 15th Ave South
Attn:	Ms. Becky Reid		Suite 1500
Tel:	206-762-0993		Seattle, WA, 98108
USA

Special Instructions:
Notes:

PARTICIPANT LIST

Attn:	Ms. Becky Reid	Ship Method:	Email
Fax:		Order By:	Last
E-mail:	beckyr@stockvalues.com
Send By Date:	Thursday, February 12, 2004	Time:	10:00 (10:00AM) PT

Participant List:

		Name	Phone
!	1	Carol Nelson CEO/Dialing in 15 minutes prior

!	2	Lars Johnson CFO/Dialing in 15minutes prior

Conference Notes:

     Participants: 303-262-2130
     Speakers: 303-262-2125

Please provide your participants with the dial in number(s).
For assistance from a co-ordinator during your conference, please press * followed by 0.

Global Excellence in Teleconferencing

www.acttel.com
Modified on: February 9 2004 17:35:38      By: Rebeka McLeod

V11.1.0.5

Cascade Financial Corporation Announces Acquisition of Issaquah Bancshares, Inc. February 12, 2004 February 12, 2004 February 12, 2004 February 12, 2004 February 12, 2004 February 12, 2004 February 12, 2004 February 12, 2004 February 12, 2004 February 12, 2004

Private Securities Litigation Reform Act of 1995 Forward-looking statements are those concerning: Transaction approval by regulators and Issaquah shareholders Growth and market forecasts Acquisition synergies and any other guidance on future performance. These statements are subject to risks and uncertainties. Factors that may cause actual results to differ materially from those projected include: Regional economic factors Loan portfolio performance CASB's ability to attract and retain employees Competition in the financial marketplace General economic conditions, interest rates and regulatory changes. Do not place undue reliance on forward-looking statements. Management assumes no obligation to update. Please see risk factors in CASB's 10-K and SEC filings.

Partnership of 2 High Performing Banks CASB 13 consecutive quarters of rising EPS ROA of 1.1% ROE of 15.8% 3-year CAGR 35.9% for net income 15.9% for revenues Issaquah Bank Superior financial performance ROA of 1.3% ROE of 16.3% 3 year CAGR 16.4% for net income 12.7% for revenues

Transaction Benefits Enhances CASB's commercial banking franchise Establishes CASB as the #1 independent bank in Issaquah Appealing demographic characteristics of market Accretive to GAAP EPS in 2004 and 2005 1.2% or $0.01 accretion to 2004e EPS 3.7% or $0.05 accretion to 2005e EPS Low risk transaction Reasonable cost savings and revenue enhancements Improves pro forma net interest margin Issaquah has excellent credit quality

Cascade Financial Corporation 15 Branches 17 ATM's Opening 2Q04 Issaquah Bank Expanding in East King County

Transaction Summary Implied Transaction Price Aggregate Transaction Value Stock Consideration Allocated Options Value Cash Consideration Consideration Mix Collar Description $75.00/Share (1) $32.1 Million (2) 1.188 Million CASB Shares $1.4 Million (3) $9.2 Million 70% Stock/30% Cash (4) Fixed shares and fixed cash within +-20% price movement. 1) Based on CASB price of $18.05 as mid-point of collar. 2) Based upon 408,538 Issaquah shares outstanding and 29,010 Issaquah options with an average exercise price of $25.78. 3) Based on the intrinsic value of the options ($75.00 - $25.78, the average exercise price) x 29,010 options outstanding. The intrinsic options value will be exchanged into 30% cash and 70% CASB stock at closing. 4) Percentages will change with changes in CASB stock price.

Collar Range CASB Price Implied Transaction Price Upper Boundary $21.66 $85.50 Midpoint $18.05 $75.00 Lower Boundary $14.44 $64.50 Penalty-Free Walkaway Less than $14.44 Within the Collar, CASB issues a fixed amount of shares and a fixed amount of cash, thereby "locking-in" the economics of the deal for CASB. Above the Collar, the price is fixed at $85.50. Below the Collar, the price is fixed at $64.50 and CASB has the right to walk away without paying a termination penalty.

Transaction Details Shareholder Election CASB common stock, cash or combination Transaction Structure Tax-free stock exchange and taxable cash Termination Fee (i) Reciprocal $1M for contract breach (ii) $1.5M to CASB if Issaquah accepts Superior Proposal Issaquah Division CASB to set up a division of Cascade Bank and retain the Issaquah Bank name in that market under the direction of Issaquah CEO Advisory Board Current Issaquah Board members Due Diligence Completed Anticipated Closing June 30, 2004

Transaction Multiples Purchase Price Per Share $75.00 Price/2003 EPS 19.5x Price/2004 Est. EPS (1) 18.1x Price/2004 Est. EPS with Synergies (2) 13.2x Price/Book Value 2.92x Price/Tangible Book Value 2.92x Tangible Book Premium/Core Deposits 28.6% (1) Based upon Issaquah's 2004 Budget of $1.7 million. (2) Based upon fully phased-in synergies.

Population Grew 44% in the '90s Up 35% 2000-2003 Median Household Income $57,892 vs. $41,994 for the US 15 miles east of Seattle Microsoft campus in building stage, potentially employing 15,000 on 150 acres Source www.census.gov as of 2000 About the City of Issaquah Major employers

$128M asset community based bank 2 branch offices Issaquah and North Bend $104M in deposits 25% Demand Deposits $88M in loans Strong management team About Issaquah Bancshares

Strong financial performance 1.3% ROA; 16.3% ROE; 56.5% Efficiency Ratio 16.4% 3 year CAGR for net income History of excellent credit quality Net charge-offs to average loans 2003 - 2 basis points 2002 - 54 basis points 2001 - 17 basis points NPAs to assets - 0.68% Reserves to loans - 1.57% Reserves to NPLs - 285% About Issaquah Bancshares

#1 Independent Bank in Issaquah #1 Independent Bank in Issaquah Source: SNL Securities FDIC Deposits as of 6/30/03

#1 Independent Bank in Issaquah CITY: Issaquah, WA Total Total Deposits Market Branch in Market Share Rank Institution Type Count ($000) (%) 1 Washington Mutual Inc. (WA) Thrift 3 243,861 35.78 2 Pro Forma Cascade Financial Corp. (WA) Bank 3 139,023 20.39 2 Bank of America Corp. (NC) Bank 4 102,911 15.10 3 Issaquah Bancshares Inc. (WA) Bank 1 97,895 14.36 4 Wells Fargo & Co. (CA) Bank 3 55,374 8.13 5 U.S. Bancorp (MN) Bank 2 54,369 7.98 6 First Mutual Bancshares Inc. (WA) Bank 1 50,560 7.42 7 Cascade Financial Corp. (WA) Bank 2 41,128 6.03 8 KeyCorp (OH) Bank 2 35,407 5.20 Totals 8 18 681,505 CITY: North Bend, WA Total Total Deposits Market Branch in Market Share Rank Institution Type Count ($000) (%) 1 Sterling Financial Corp. (WA) Thrift 1 93,857 42.71 2 Bank of America Corp. (NC) Bank 2 72,558 33.01 3 Washington Mutual Inc. (WA) Thrift 1 36,253 16.50 4 Issaquah Bancshares Inc. (WA) Bank 1 17,110 7.79 Totals 4 5 219,778 Source: SNL Securities FDIC Deposits as of 6/30/03

Loan Mix Construction Commercial RE Multifamily Residential Business Consumer & Other 62742 83856 87212 105566 204446 33162 Construction Commercial RE Multifamily Residential Business Consumer & Other 6631 31608 6571 8843 28251 1558

Pro Forma Financial Impact (1) Every pro forma number except for equity excludes purchase accounting adjustments. The equity calculation takes into account the 70% stock / 30% cash consideration mix. (2) The calculation of pro forma market capitalization applies CASB's current market price to the 1.2 million shares to be issued to Issaquah shareholders. ($000s) CASB Issaquah Pro Forma (1) Assets $885,220 $127,584 $1,012,804 Loans $574,805 $ 87,884 $ 662,689 Deposits $564,314 $103,496 $ 667,810 Equity $ 63,957 $ 10,496 $ 87,801 Market Cap (2) $164,002 NA $ 187,846 Branches 15 2 17

Pro Forma Financial Ratios CASB Issaquah Pro Forma (1) ROAA 1.13% 1.29% 1.18% ROAE 15.80% 16.30% 13.82% ROATE 15.80% 16.30% 18.66% Net Interest Margin 3.35% 4.24% 3.45% Efficiency Ratio 53.81% 56.51% 52.11% Loans to Deposits 101.9% 84.9% 99.2% Tangible Equity to Tang Assets 7.2% 8.2% 6.4% Tier 1 Leverage Ratio 8.4% 8.2% 7.4% NPAs to Assets 0.27% 0.68% 0.32% Reserves to Loans 1.34% 1.57% 1.37% NCOs to Average Loans 8 bps 2 bps 7 bps (1) Pro Forma ROAA, ROAE ROATE and efficiency ratio are adjusted for fully implemented synergies, interest expense on cash and CDI amortization. Pro Forma Equity and Tangible Equity assume a mix of 70% stock and 30% cash.

Pro Forma Earnings Impact (1)Assumes a 6/30/04 closing, and excludes one-time restructuring charge. All items are after tax. (2) I/B/E/S EPS estimates (3) Issaquah Budget, grown at 10% for 2005 (4) Assumes 50% of cost savings phased in 2004 and fully phased in 2005. (5) Assumes 2% CDI amortized on a straight line basis for 8 years.

Estimated Pre-Tax Synergies CASB anticipates a one-time merger related charge of approximately $850,000 pre-tax, or $0.07 per share after tax, recorded in the second quarter of 2004.

Enhances CASB commercial bank franchise Increases presence in attractive and growing East King County market Low risk transaction Improves Net Interest Margin Accretive to EPS Transaction Summary